UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: March 31, 2019

ENTEGRA FINANCIAL CORP.

(Exact Name of Registrant as Specified in its Charter)

North Carolina	001-35302	45-2460660
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14 One Center Court Franklin, North Carolina		28734
(Address of Principal Executive Offices)		(Zip Code)

(828) 524-7000
(Registrant’s telephone number, including area code) N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

In its conference call with investors to announce the entry by Entegra Financial Corp. (“Entegra”) into an Agreement and Plan of Merger (the “Merger Agreement”) with SmartFinancial, Inc. (“SmartFinancial”) and CT Merger Sub, Inc. (see transcript filed by Entegra on January 16, 2019 on the Electronic Data Gathering and Retrieval System (EDGAR) of the Securities and Exchange Commission (the “SEC”) under Rule 425 of the Securities Act of 1933), Entegra disclosed that when it closed on the Chattahoochee Bank of Georgia acquisition in 2017 (the “Transaction”), it incurred an unexpected tax charge because of the structure of the Transaction. Entegra also disclosed during such conference call that it was pursuing recoveries from certain of its former advisors in connection with the Transaction.

On March 31, 2019, Entegra entered into a definitive settlement agreement with one of those advisors pursuant to which, in full and final settlement of all claims against that advisor related to the Transaction, the advisor agreed to pay Entegra $1.75 million. Such sum is required to be paid to Entegra no later than April 30, 2019.

Participants in the Solicitation

Entegra, SmartFinancial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Entegra and SmartFinancial shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial’s 2019 annual meeting of shareholders, filed with the SEC by SmartFinancial on March 19, 2019, and other documents subsequently filed by SmartFinancial with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents maybe obtained as described in the paragraph above.

Forward-Looking Statements

Certain of the statements made in this investor presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Entegra and SmartFinancial of the proposed merger, Entegra’s and SmartFinancial’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Entegra and SmartFinancial to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Entegra and SmartFinancial disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

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Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Entegra’s and SmartFinancial’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K, and their Quarterly Reports on Form 10-Q.

The documents filed by Entegra with the SEC may be obtained free of charge at Entegra’s Investor Relations website at www.snl.com/IRW/CorporateProfile/4290505 under the heading “SEC Filings. The documents filed by SmartFinancial with the SEC may be obtained free of charge at SmartFinancial’s website at www.SmartFinancialinc.com, under the heading “Investors,” the subheading “Documents,” and the subheading “Regulatory Filings.” The documents filed by each of Entegra and SmartFinancial can also be found at the SEC’s website at www.sec.gov. The Entegra documents may be obtained free of charge from Entegra by requesting them in writing to Entegra Financial Corp., 14 One Center Court, Franklin, North Carolina 28734, or by telephone at (828) 524-7000. The SmartFinancial documents may be similarly obtained free of charge from SmartFinancial by requesting them in writing to SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919, or by telephone at (865) 453-2650.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTEGRA FINANCIAL CORP.

Date: April 4, 2019
/s/ David A. Bright
David A. Bright
Chief Financial Officer
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